UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ECO INNOVATION GROUP, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

27888Q 102

(CUSIP Number)

Julia Otey-Raudes

16525 Sherman Way, Suite C-1

Van Nuys, CA 91406

(800) 922-4356

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888Q 102	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Otey-Raudes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,000,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 35,000,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 27888Q 102	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common Stock, par value $0.0001 per share.

Eco Innovation Group, Inc.

16525 Sherman Way, Suite C-1

Van Nuys, CA 91406

(800) 922-4356

Item 2.  Identity and Background.

(a)	Julia Otey-Raudes
(b)	16525 Sherman Way, Suite C-1

Van Nuys, CA 91406

(c)	Chief Executive Officer of Eco Innovation Group, Inc., a sustainable technology development incubator.

16525 Sherman Way, Suite C-1

Van Nuys, CA 91406

(d)	Has not been convicted in a criminal proceeding in the last five years.
(e)	Is not and was not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	United States

Item 3.  Source or Amount of Funds or Other Consideration.

The information in Item 4 – Purpose of Transaction below is incorporated in its entirety by reference into this Item 3.

Item 4.  Purpose of Transaction.

  Filer acquired the subject securities of issuer directly from the issuer in two issuances, as compensation for services provided under an employment agreement as chief executive officer of the issuer. Pursuant to an executive employment agreement dated May 1, 2020, filer received 25,000,000 shares on March 25, 2020, and 10,000,000 shares on June 26, 2020. On February 28, 2020, filer acquired 90% of issuer’s outstanding voting power through the acquisition of 100% of issuer’s super-voting nonconvertible preferred, so that filer has been issuer’s controlling shareholder since February 28, 2020, prior to acquiring the subject securities of issuer. On April 27, 2022, issuer registered its common stock under Section 12(g), initiating filer’s obligation to file this disclosure. Filer has no plans or proposals reportable under items (a) through (j) of Schedule 13D, Item 4. The executive employment agreement, attached hereto as Exhibit 10.1, is hereby incorporated by reference into this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)	Filer beneficially owns 35,000,000 shares of issuer’s common stock, representing 8% of issuer’s currently outstanding common stock.
(b)	Filer has sole power to vote and sole power to direct the disposition of the subject securities.
(c)	None.
(d)	None.
(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 None.

Item 7.  Material to Be Filed as Exhibits.

10.1        Executive Employment Agreement, dated May 1, 2020, by and between Julia Otey-Raudes and Eco Innovation Group, Inc. (incorporated by reference from our Registration Statement on Form S-1 filed on September 17, 2020)

CUSIP No. 27888Q 102	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ECO INNOVATION GROUP, INC.

/s/ Julia Otey-Raudes Julia Otey-Raudes
May 16, 2022